BRITISH COLUMBIA
ALBERTA
ONTARIO
QUEBEC

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

Aurora Cannabis Inc. (the "Company")
1500 – 1199 West Hastings Street
Vancouver, BC V6E 3T5
Telephone: (604) 362-5207

Item 2.	Date of Material Change

August 31, 2017

Item 3.	News Release

A news release issued on August 31, 2017 at Vancouver, British Columbia relating to the material change described herein was disseminated through Canada Newswire.

Item 4.	Summary of Material Change

Aurora Cannabis Inc. Announces Operational Update.

Full Description of Material Change

Aurora Cannabis Inc. is pleased to provide the following operational update: Continued Strong Patient Growth; New Monthly Revenue and Sales Records; Pedanios Update; Cann Group Completes First Harvest, Signs Vaporizer Licensing & Distribution Agreement; Wholesale Supply Agreement Secured; Appointment of John Barnet as Chief Cultivator; Aurora Sky Construction Update; Québec Production Facility Update; CanvasRx Continues Rapid Expansion; and CanvasRx Milestone Payment.

Item 5.	Full Description of Material Change

See attached press release.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8.	Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Cam Battley, Executive Vice President
Phone: (905) 878-5525
Mobile: (905) 864-5525
Email: cam@auroramj.com

Nilda Rivera, Vice President of Finance
Mobile: (604) 362-5207
Email: nilda@auroramj.com

Terry Booth, Chief Executive Officer
Mobile: (780) 722 - 8889
Email: terry@auroramj.com

Item 9.	Date of Report

DATED August 31, 2017.

August 31, 2017	TSX: ACB

Operational Update: Aurora Cannabis Surpasses 19,000 Patients;
Record Monthly Revenue, Shipments, Grams Sold

Vancouver, BC – August 31, 2017 – Aurora Cannabis Inc. (“Aurora” or the “Company”) (TSX: ACB) (OTCQX: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) is pleased to provide the following operational update:

Continued Strong Patient Growth

As of August 28, 2017, Aurora has surpassed 19,000 active and pending registered patients less than 20 months after the Company’s first product sale in January, 2016. Aurora added approximately 3,000 patients during the months of July and August, 2017.

New Monthly Revenue and Sales Records

Aurora is on track to set a new monthly revenue record, projecting gross revenuesi for cannabis sales in Canada and Germany to exceed $3.0 million for August 2017. In Canada, the Company anticipates selling more than 275,000 grams or gram equivalents of cannabis products, and shipping approximately 15,000 orders this month. Both figures represent new highs for Aurora. Exceptional demand for the Company’s cannabis oil products has proven to be a significant revenue driver, with sales now representing approximately 26% of gross revenues.

Pedanios Update

Pedanios, Aurora’s 100% owned German subsidiary, reported on its progress

1.

Pedanios continues to grow revenues successfully, leveraging its access to supply from its existing partners in Canada and the Netherlands. At the same time, the organization has built record order backlog. Pedanios anticipates being able to introduce Aurora-grown product onto the German market in September, which will allow it to better meet this exceptional demand.

2.	Pursuing further growth, Pedanios is actively progressing discussions regarding entry into other European jurisdictions.

3.

Preparations for the organization’s tender for a domestic cultivation license remain on track, including detailed planning for the first ever indoor cannabis cultivation facility in Germany. Results of the tender process are expected before the end of 2017.

Cann Group Completes First Harvest, Signs Vaporizer Licensing & Distribution Agreement

Cann Group, in which Aurora holds a 19.9% stake, and which is the first company in Australia to be licensed to conduct research on and cultivate medical cannabis, recently reported two major milestones

1.

Cann Group successfully completed the harvest of its first cultivation cycle of medicinal cannabis at the company’s Southern facility in Victoria. Cann is producing medicinal cannabis for manufacturing into a final product that can be accessed by patients via clinical trials, or through the TGA’s Authorised Prescriber or Special Access Scheme. The original press release can be accessed here: http://bit.ly/2xKTHFN

2.

Cann Group completed a licensing and distribution agreement with CannaKorp, Inc. to import and sell the Cannacloud vaporizing device and to produce medical cannabis pods to be used with it. The vaporizing system will be sold as an open platform for licensed medicinal cannabis cultivators looking to have their cannabis available via a vaporization device. The original press release can be accessed here: http://bit.ly/2xLh1TQ

Wholesale Supply Agreement Secured

Aurora has secured an agreement to purchase a significant volume of wholesale product from a licensed producer of high quality cannabis, to help satisfy extremely high demand and support continued rapid sales growth. The additional supply, which will be designated on the Aurora product menu as “Aurora Certified”, will be tested and cleared by Anandia Labs. Anandia continues to be the laboratory of choice for Aurora, as they consistently achieve the testing requirements that meet the Aurora Standard for production practices and product quality. Further details regarding this supply agreement will be disclosed in the coming weeks.

Appointment of John Barnet as Chief Cultivator

The Company has promoted John Barnet to the role of Chief Cultivator, reporting to the Vice President of Production. Mr. Barnet joined Aurora in February 2016, and his experience, skill set and attitude have made him a key contributor in establishing the Aurora Standard as the industry benchmark for the large- scale cultivation of pesticide and gamma irradiation-free, premium quality cannabis.

Mr. Barnet, an honours graduate from the Canadian College of Osteopathy, was a nationally ranked rock- climber, is currently a sponsored ambassador for Kebbek Skateboards and Orangatang Wheels, and has completed several world tours as a professional long boarder in the World Cup of Downhill Skateboarding.

Aurora Sky Construction Update

Construction of the Company’s new 800,000 square foot, 100,000+ kg per annum Aurora Sky production facility at Edmonton International Airport (“EIA”) is progressing well. Daily, 80-100 construction and installation workers are on site. Site supervision, co-ordination and general contracting have been awarded to Dawson Wallace Construction and David Robinson Construction, who are supported on-site on a daily basis by the Company’s international engineering, construction and supply partners PB Techniek, Kubo, Codema and Verkade.

To date, 250,000 square feet of greenhouse structure has been erected, 80% of which with glass fully installed. Of a total of 17 planned growing bays, six have been erected, with two out of three vegetative rooms standing. Deep services (water and gas) are 70% complete, while the electrical ring is nearly half complete. To date 120 out of 500 total required sea-cans have been received on-site, with up to a further 100 presently in transit across the Atlantic. Providing another indication of the scale of the project, construction of the water reservoir has been completed, which will hold 17,000 m3 of water, equivalent to nearly 7 Olympic-sized swimming pools.

With the project progressing well, management reiterates its expectation of having plants growing in the facility before the end of 2017, with completion of the Aurora Sky construction anticipated in the first half of 2018.

Québec Production Facility Update

Construction upgrades are nearly complete at Aurora’s Pointe-Claire, Québec facility. Internal design and construction have been conducted specifically to ensure the facility meets Good Manufacturing Practices (GMP) standards. The Aurora cultivation team has validated breeding and selection for approximately a dozen new strains of cannabis to be grown in Pointe-Claire. This will further enhance the Company’s market offering to clients. The Company expects that production at the facility will commence before the end of 2017.

CanvasRx Continues Rapid Expansion

CanvasRx remains the leading Canadian network of cannabis counseling and outreach centres, with more than 28,000 registered patients. Nearly 8,000 medical doctors across Canada have referred patients to CanvasRx or its affiliated medical clinics. On September 12, 2017, CanvasRx welcomes its first location in British Columbia. Located in Vancouver, the newest centre will represent the 25th CanvasRx location, and the 7th opened in 2017.

CanvasRx Milestone Payment

The Company issued 3,178,177 common shares, at a deemed price of $2.135 per common share, to the vendors of CanvasRx Inc. ("CanvasRx") in accordance with CanvasRx achieving certain earn-out payment milestones for the period ended June 30, 2017, as set out in the share purchase agreement previously announced on August 10, 2016.

About Aurora

Aurora’s wholly-owned subsidiary, Aurora Cannabis Enterprises Inc., is a licensed producer of medical cannabis pursuant to Health Canada’s Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 55,200 square foot, state-of-the-art production facility in Mountain View County, Alberta, and is currently constructing a second 800,000 square foot production facility, known as “Aurora Sky”, at the Edmonton International Airport, and has acquired, and is undertaking completion of, a third 40,000 square foot production facility in Pointe-Claire, Quebec, on Montreal’s West Island. In addition, the Company holds approximately 9.6% of the issued shares (12.9% on a fully- diluted basis) in leading extraction technology company Radient Technologies Inc., based in Edmonton, and is the cornerstone investor with a 19.9% stake in Cann Group Limited, the first Australian company licensed to conduct research on and cultivate medical cannabis. Aurora also owns Pedanios, a leading wholesale importer, exporter, and distributor of medical cannabis in the European Union ("EU"), based in Germany. Aurora’s common shares trade on TSX under the symbol “ACB”.

On behalf of the Board of Directors,
AURORA CANNABIS INC.

Terry Booth
CEO

###

Further information:

Cam Battley	Marc Lakmaaker
Executive Vice President	NATIONAL Equicom
+1.905.864.5525	mlakmaaker@national.ca
cam@auroramj.com	+1.416.848.1397
www.auroramj.com

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law (“forward-looking statements”). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward- looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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i Gross Revenues, which reflects sales prior to compassionate use discounts, is not a measure of financial performance under International Financial Reporting Standards. Aurora believes it is a leader in ensuring all Canadian medical cannabis patients have access to quality medicine and offering compassionate pricing discounts to low income Canadians. Accordingly, Aurora believes gross revenue is an important metric for comparability of our results with other licensed producers.